MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	Whiting Petroleum Corporation Whiting USA Trust II

DATE:	March 2, 2012

RE:	Whiting USA Trust II	Whiting Petroleum Corporation
	Amendment No. 1 to Registration	Amendment No. 1 to Registration
	Statement on Form S-1	Statement on Form S-3
	Filed on January 30, 2012	Filed on January 30, 2012
	File No. 333-178586	File No. 333-178586-01

This memorandum sets forth the responses of Whiting Petroleum Corporation (“Whiting”) and Whiting USA Trust II (the “Trust” and, collectively with Whiting, the “Registrants”) to the comments contained in the letter, dated February 21, 2012, of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to Amendment No. 1 to the above-referenced Registration Statement (the “Registration Statement”). For the convenience of the Staff, each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrants’ response.

Amendment No. 1 to Registration Statement on Form S-1 and Form S-3

Prospectus Summary

1.	We note your response to comment 6 from our letter dated January 20, 2012. Please revise your filing to include the information presented in your response.

The Registrants acknowledge the Staff’s comment and have included the additional disclosures on pages 2 to 3 and 52 of the prospectus.

Projected Cash Distributions, page 36

2.	We note your response to comment 11 from our letter dated January 20, 2012. Please expand the table on page 38 to disclose the oil and gas sales volumes and sales price for each of the prior periods, comparable to the information provided in the projected cash distributions table on page 41.

The Registrants acknowledge the Staff’s comment and have included the additional disclosure on page 39 of the prospectus.

Sensitivity of Projected Cash Distributions to Oil, Natural Gas and Natural Gas Liquids Production and Prices, page 42

3.	We note your response to comment 13 from our letter dated January 20, 2012. Please revise your filing to include the information presented in your response.

The Registrants acknowledge the Staff’s comment and have included the additional disclosure on page 47 of the prospectus.

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The Registrants also note that the Registration Statement has been updated to include the following items as referenced in the Registrants’ responses to previous Staff comments:

•	All blanks have been filled in other than the information that Rule 430A permits the Registrants to omit.

•

Information relating to: (i) full-year 2011 financial information, (ii) information regarding the hedges Whiting has entered into relating to the underlying properties, (iii) updated 2012 projected cash distribution amounts based on recent NYMEX prices and (iv) revised cash distribution sensitivity tables based on the revised information in items (ii) and (iii).

•	Expanding the year-end 2011 proved reserves table for the underlying properties to disclose reserve movements during 2011 as well as proved developed and proved undeveloped reserve volumes.

Further, in response to the Staff’s request to provide all promotional and sales material prior to their use, the Registrants note that they are, under separate cover, submitting supplementally a draft of their road show presentation.

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